Exhibit 99.5

AVRICORE HEALTH PARTNERS WITH AVROK LABORATORIES TO OFFER REAL-TIME COVID-19 SCREENING FOR TRAVELLERS

Utilizing HealthTab™ and rapid-antigen tests at resort locations to screen for the virus prior to return, with validation from Avrok Laboratories, US travellers can return home with peace of mind.

VANCOUVER, BC – (GLOBE NEWSWIRE) – February 16, 2021 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) is pleased to announce it has signed a Letter of Intent with Avrok Laboratories (Avrok), a CLIA certified laboratory in California, to offer COVID-19 screening to travellers in Canada, USA, Mexico, and the Caribbean.

This agreement was born out of the significant interest communicated by consumers, the travel industry, airlines and governments for a reliable, secure and accurate program to test travellers in order to resume international travel and the economies that rely on it.

In order to meet this need, Avricore and Avrok (the Parties) have organized a service offering which will deliver rapid antigen tests at prospective destination resorts under the oversight of Avrok Laboratories. Results are then securely reported directly via HealthTab™.

The rapid tests used, meet the current criteria for return travel to the US from Mexico and the Caribbean.  Travellers, and their hosts, can smoothly integrate testing into the travel experience, with seamless data integration amongst the destination resorts, airlines and even government agencies.  The tests offered will be broadened in selected markets to meet local and international requirements.

The LOI provides for a revenue share on potential contracts secured with resorts, airlines and other entities engaged in travel testing.

“HealthTab™ is getting a great deal of interest from the travel and airline industry who need fast secure communication of test results,” said Hector Bremner, CEO of Avricore Health.  “We want to help get the world moving again, and we know HealthTab™ is the best platform for this.  An agreement with Avrok Laboratories means we now have a strong partner validating test results being reported through us and we can now offer the type of service resorts and airlines are asking for.”

Avrok Laboratories offers testing services including Molecular PCR, and Next Gen Sequencing (NGS).

“With NGS we can both detect the presence of the COVID-19 virus and subsequently sequence it to find new variants,” said Paul Scott, CEO of Avrok Laboratories. “This means if someone tests positive, we can not only validate whether they have the virus, but we can support the mapping of variants and help predict the movement and changes of the virus.”

The Parties anticipate offering this unique and powerful rapid-testing reporting service to travel service providers, such as resorts and airlines. This will support the creation of a globally recognized platform for delivering tests, reporting, and data sharing in real-time, giving the world the infrastructure needed for safer travel.

About Next Generation Sequencing (NGS)

NGS (Next Gen Sequencing) is 10 times more sensitive and has greater than 99% specificity when compared to other COVID-19 testing methods. The main testing alternative is PCR tests, which have shown to be less accurate than NGS testing.  We now need more than a simple "Yes or No" answer when testing for COVID- 19, which is the only answer you can achieve from PCR.

NGS allows us to process tens of thousands of samples per day in a small footprint. NGS gives us the information we need to effectively fight this virus.

About Avrok Laboratories, LLC

Avrok Laboratories, LLC is a high-throughput molecular laboratory with Next Generation Sequencing (NGS) specialization and using the Thermo Scientific Ion Torrent NGS system.

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™  test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online.

As part of this direction for HealthTab™, the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities.  This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

And, with the emergence of COVID-19 and its variants, the HealthTab™ + RASTR platform can now directly report results from the Abbott ID Now™, or manually report results from rapid-tests, dramatically reducing the administration time and increasing the accuracy and speed of information sharing.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Private Placement Finders Fees Corrected

Further to the Company’s January 26, 2021 new release, the Company wishes to correct the amount of finder’s fees paid pursuant to the private placement financing closed January 26, 2021. The Company has paid finder’s fees totaling $27,800 (corrected from $29,050) and issued an aggregate 278,000 (corrected from 290,500) finder’s warrants (the “Finders Warrants”) to arm’s-length parties. Each Finders Warrant is exercisable into one common share for a period of up to one (1) year at a price of CAD $0.15.

Further to the Company’s February 12, 2021 new release, the Company wishes to correct the amount of finder’s fees paid pursuant to the private placement financing closed February 12, 2021. The Company has paid finder’s fees totaling $56,320 (corrected from $56,045) and issued an aggregate 256,000 (corrected from 254,750 finder’s warrants (the “Finders Warrants”) to arm’s-length parties. Each Finders Warrant is exercisable into one common share for a period of up to one (1) year at a price of CAD $0.30.

Contact:

Avricore Health Inc.Avrok Laboratories

Hector Bremner, CEO 604-773-8943                Jonathan Martin COO

info@avricorehealth.com Jonathan@avroksci.com

www.avricorehealth.com www.avroksci.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy